SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under 12(g) of the
      Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 33-28978

                          CITIBANK (SOUTH DAKOTA), N.A.
                 on behalf of National Credit Card Trust 1989-4
           (Issuer in respect of the National Credit Card Trust 1989-4
                  9.45% Credit Card Participation Certificates)
             (Exact name of registrant as specified in its charter)

                           701 East 60th Street, North
                         Sioux Falls, South Dakota 57117
                                 (605) 331-2626
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  9.45% Credit Card Participation Certificates
            (Title of each class of securities covered by this Form)

                                 Not Applicable
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)    [x]            Rule 12h-3(b)(1)(ii)      [ ]
      Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(i)    [ ]            Rule 12h-3(b)(2)(ii)      [ ]
      Rule 12g-4(a)(2)(ii)   [ ]            Rule 15d-6                [ ]
      Rule 12h-3(b)(1)(i)    [ ]

      Approximate number of holders of record as of the certification or notice date: 0

      Pursuant to the requirements of the Securities Exchange Act of 1934, Citibank (South Dakota), N.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated as of: March 24, 1997
                                           By:/s/ Eugene D. Rowenhorst
                                              ---------------------------
                                           Name:  Eugene D. Rowenhorst
                                           Title: Senior Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.